Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

(in thousands, except ratio of earnings to fixed charges)

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
Fixed charges:
Interest expense	$850,280	$557,980	$531,721	$608,890	$832,137
Amortization of debt issue expense	2,840	2,083	3,084	3,217	3,432
Estimated interest portion within rental expense	7,560	5,281	9,417	9,557	15,912
Preference securities dividend requirements of consol. subs	—	—	—	—	—

Total fixed charges	$860,680	$565,344	$544,222	$621,664	$851,481

Earnings:
Income (loss) before income taxes, discontinued operations and cumulative effect of accounting change less equity in income (loss) of investments	$670,009	$554,215	$292,227	$202,360	$(254,763)
Fixed charges	860,680	565,344	544,222	621,664	851,481
Less:
Preference securities dividend requirement of consol subs	—	—	—	—	—

Earnings	$1,530,689	$1,119,559	$836,449	$824,024	$596,718

Ratio of earnings to fixed charges	$1.78	$1.98	$1.54	$1.33	$0.70

Excess (deficiency) of earnings to fixed charges	$670,009	$554,215	$292,227	$202,360	$(254,763)

The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, discontinued operations and the cumulative effect of accounting changes less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense and the preference securities dividend requirement of consolidated subsidiaries.